FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 19, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release where provides information required under new Luxembourg transparency legislation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Nigel Worsnop
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris provides information required under new Luxembourg transparency legislation

Luxembourg, February 19, 2008. Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN), pursuant to recently enacted Luxembourg legislation implementing the EU Transparency Directive, reminds investors that as of the date hereof the number of issued shares of its capital is 1,180,536,830 ordinary shares, par value U.S.$ 1.00 per share, each entitling the holder thereof to one vote at Tenaris’s general shareholders’ meetings.

Under the new legislation, investors in Tenaris’s securities who directly or indirectly own or otherwise control 5% or more of the shares of Tenaris’s capital or the rights to vote such shares should give notice thereof to Tenaris by March 19, 2008, for further publication to the market. The number of shares and votes set forth above should be used for purposes of determining whether an investor reaches or exceeds such threshold. In addition, investors should notify Tenaris and the Luxembourg securities commission (the CSSF) on an ongoing basis whenever their direct or indirect ownership or other control rights over shares of Tenaris’s capital or rights to vote such shares either reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33.33%, 50% and 66.66%.

Further information is or will be made available, as appropriate, at: www.tenaris.com/en/Investors/sharecapitalandvotes.asp.

This information does not constitute legal advice. Investors are encouraged to seek advice of counsel in connection with their obligations under the new legislation and the consequences of failing to comply with any such obligations.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.